SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Sarah A. Johnson

875 E. Wisconsin Ave., Suite 800

Milwaukee, WI 53202

(414) 390-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 04316A-108	SCHEDULE 13D	Page 2 of 7

1.	NAME OF REPORTING PERSON Eric R. Colson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,493,408[1]
	9.	SOLE DISPOSITIVE POWER 824,609
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,493,408
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Eric R. Colson is a member, has the power to vote. Mr. Colson disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[2]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 3 of 7

1.	NAME OF REPORTING PERSON Charles J. Daley, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400[3]
	8.	SHARED VOTING POWER 24,493,408[4]
	9.	SOLE DISPOSITIVE POWER 178,115
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,493,808
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Charles J. Daley, Jr. that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
[4]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Daley is a member, has the power to vote. Mr. Daley disclaims beneficial ownership of all shares except for which he has sole dispositive power.
[5]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 4 of 7

1.	NAME OF REPORTING PERSON Gregory K. Ramirez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,400[6]
	8.	SHARED VOTING POWER 24,493,408[7]
	9.	SOLE DISPOSITIVE POWER 93,264
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,494,808
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.3%[8]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[6]	Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Gregory K. Ramirez that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
[7]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Ramirez is a member, has the power to vote. Mr. Ramirez disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[8]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 5 of 7

About this Amendment No. 1

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D relating to the Class A common stock of the Company filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2014 (the “Original Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

This Amendment No. 1 is being made to reflect changes in the number of shares subject to the Stockholders Agreement described in the Original Schedule 13D, including changes resulting from the issuance by the Company of shares of Class A common stock that are subject to that agreement and changes in the percentages deemed to be beneficially owned by the Reporting Persons as a result of that issuance. This Amendment No. 1 also reflects changes in the number of shares of Class A common stock over which each of the Reporting Persons has sole dispositive power. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

As of July 15, 2014, 3,020,115 shares of Class A common stock of the Company and 21,473,293 shares of Class B common stock of the Company are subject to the Stockholders Agreement. Those shares, in the aggregate, represent approximately 69.5% of the combined voting power of the Company’s outstanding capital stock. Each of the Reporting Persons is a member of the three-person Stockholders Committee that has the power to vote the shares subject to the Stockholders Agreement. As a result, each of the Reporting Persons may be deemed to have acquired beneficial ownership of all shares subject to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted in Item 5 below. The Stockholders Agreement is described in greater detail in, and filed as an exhibit to, the Original Schedule 13D.

The Class B common stock over which each Reporting Person has sole dispositive power was acquired on March 12, 2013, in connection with the reorganization of the Company’s subsidiary, Artisan Partners Holdings LP (“Holdings”), and the initial public offering of the Class A common stock of the Company. As part of the reorganization, the Company issued each employee-partner (including each Reporting Person) one share of Class B common stock for each Holdings Class B common unit held by the partner. Each share of Class B common stock is entitled to five votes, but no economic rights. Pursuant to the Exchange Agreement among the limited partners of Holdings and the Company each limited partner may, subject to certain limitations and restrictions, exchange each Class B common unit (along with the corresponding share of Class B common stock, which will be cancelled) for a share of Class A common stock. The Exchange Agreement is filed as an exhibit to the Original Schedule 13D. The Reporting Persons did not pay any cash consideration for the shares of Class B common stock or Class B common units.

On each of July 17, 2013 and July 15, 2014, each Reporting Person received a grant of restricted shares of the Company’s Class A common stock pursuant to the Company’s 2013 Omnibus Incentive Compensation Plan. The restricted shares of Class A common stock may not be transferred until they have vested. The Reporting Persons did not pay any cash consideration for the restricted shares.

Each of Mr. Daley and Mr. Ramirez own shares of the Company’s Class A common stock purchased in connection with the Company’s initial public offering. Those shares are not subject to the Stockholders Agreement and each of Mr. Daley and Mr. Ramirez has the sole power to vote and dispose of those shares.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 6 of 7

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Eric R. Colson	24,493,408	45.3%	0	24,493,408	824,609	0
Charles J. Daley, Jr.	24,493,808	45.3%	400	24,493,408	178,115	0
Gregory K. Ramirez	24,494,808	45.3%	1,400	24,493,408	93,264	0

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock deemed to be beneficially owned by the Reporting Person. Each share of Class B common stock corresponds to a Class B common unit of Holdings, which, together with the corresponding Class B common unit, is exchangeable for one share of Class A common stock, subject to certain restrictions and conditions.

(c) On July 15, 2014, the Company issued 16,500, 8,000, and 7,000 shares of restricted Class A common stock to each of Mr. Colson, Mr. Daley, and Mr. Ramirez, respectively, pursuant to the Company’s 2013 Omnibus Incentive Compensation Plan. The restricted shares of Class A common stock may not be transferred until they have vested. The Reporting Persons did not pay any cash consideration for the restricted shares.

(d) Except for the shares listed in the column titled Sole Power to Dispose, persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in the column titled Aggregate Number of Shares of Class A Common Stock Beneficially Owned. The information set forth under Item 3 and Item 6 is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated as of July 18, 2014
99.2	Power of Attorney of Eric R. Colson, dated March 10, 2014
99.3	Power of Attorney of Charles J. Daley, Jr., dated March 10, 2014
99.4	Power of Attorney of Gregory K. Ramirez, dated March 11, 2014

CUSIP No. 04316A-108	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2014

ERIC R. COLSON

By:	Eric R. Colson*

CHARLES J. DALEY JR.

By:	Charles J. Daley Jr. *

GREGORY K. RAMIREZ

By:	Gregory K. Ramirez*

*By:	/s/ Sarah A. Johnson
Sarah A. Johnson Attorney-in-Fact for Eric R. Colson Attorney-in-Fact for Charles J. Daley, Jr. Attorney-in-Fact for Gregory K. Ramirez